State Farm VP Management Corp.

(A wholly-owned subsidiary of State Farm Investment Management Corp.)

Statement of Financial Condition
December 31, 2024
With Report of Independent Registered Public Accounting Firm



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SEC FILE NUMBER
8-50128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: State Farm VP Management Corp.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One State Farm Plaza, B-1
(No. and Street)

Bloomington	IL	61710-0001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Hintz	(309) 735-1521	scott.hintz.sf1h@statefarm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

One North Wacker Dr.	Chicago	IL	60606-2807
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Hintz _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____State Farm VP Management Corp_____, as of 12/31_____, 2 024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
JESSICA S. CONNOUR
NOTARY PUBLIC - STATE OF ILLINOIS
My Commission Expires May 31, 2026

Notary Public

Signature: _____

Title: VP-Financial & Secretary

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

State Farm VP Management Corp.
Statement of Financial Condition
Index
December 31, 2024



Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Stockholder of State Farm VP Management Corp.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of State Farm VP Management Corp. (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2025

We have served as the Company's auditor since 1999.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T:(312) 298 2000 , F:(312) 298 2001, www.pwc.com/us

State Farm VP Management Corp.
Statement of Financial Condition
December 31, 2024

		December 31, 2024
Assets		
Cash and cash equivalents	$	50,063,795
Deposit with clearing broker		506,400
Receivable from Parent		12
Receivable from affiliates		1,497,521
Receivable from clearing broker		5,822,816
Receivables for distribution fees		4,175,671
IRA fee receivable		4,002,191
Prepaid expense		1,518,680
Intangible assets, net of amortization		4,433,362
Other assets and receivables		423,473
Deferred tax assets, net		10,078,384
Total assets	**$**	**82,522,305**
Liabilities and Stockholder's Equity		
Liabilities		
Payable to affiliates		15,917,304
Payable for commissions		4,194,213
Payable to clearing broker		130
Deferred consideration from vendor and other liabilities		8,004,747
Total liabilities	**$**	**28,116,394**
Stockholder's equity		
Common stock, $1 par value; 20,000 shares authorized, 10,000 shares issued and outstanding	$	10,000
Additional paid-in capital		454,690,000
Accumulated deficit		(400,294,089)
Total stockholder's equity		**54,405,911**
Total liabilities and stockholder's equity	**$**	**82,522,305**

The accompanying notes are an integral part of the financial statement.

1.   **General Information**

State Farm VP Management Corp. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's designated self-regulatory organization is the Financial Industry Regulatory Authority ("FINRA").   The Company is a wholly owned subsidiary of State Farm Investment Management Corp. ("SFIMC"). SFIMC is a wholly owned subsidiary of State Farm Life Insurance Company ("SFL" and "Parent").

The Company has a clearing broker agreement with Pershing, LLC ("Pershing"). Under the agreement, Pershing agrees to provide services to accounts introduced by the Company including, but not limited to executing, clearing and settling securities transactions, performing cashiering functions and maintaining books and records. Through this arrangement, the Company sells third party mutual funds, primarily to retail customers.

The Company had a clearing broker agreement with RBC Correspondent Services ("RBC") until December 2, 2022. Management terminated this contract and has since transitioned a majority of the accounts to Pershing. The Company has agreed to retain RBC's service until all remaining accounts have been closed.

The Company offers the State Farm 529 Savings Plan (the "State Farm Plan"). The State Farm Plan is one of four college savings plans issued by the Nebraska Educational Savings Plan Trust (the "Trust") and administered by the Nebraska State Treasurer. Union Bank & Trust ("UB") serves as the program manager for the Trust and Northern Trust Securities, Inc ("NT") is the primary distributor of the Trust. The Nebraska Investment Council is responsible for the investment of money in the Trust and the selection of investment options in the State Farm Plan. UB also serves as the record keeper for the plan and collects sales charges, 12b-1 fees and other fees that are payable by the investment options available to the plans in connection with the sale of such investment options and to remit the distribution fees to the Company.

The Company offers small business retirement plans in the form of third-party mutual funds to businesses with SEP, SIMPLE or 401K retirement plan options. The Company has an agreement with Ascensus LLC ("Ascensus"). Under the agreement, Ascensus has agreed to provide recordkeeping and administrative services for small business retirement plans, which are sold or referred by individuals who are registered representatives of and authorized by State Farm VP Management Corp. In connection with this arrangement, Ascensus Financial Services, LLC ("AFS"), an affiliate of Ascensus, has agreed to collect sales charges, 12b-1 fees and other fees that are payable by the investment options available to the plans in connection with the sale of such investment options and to remit the distribution fees to the Company.

The Company has a distribution agreement with SFL and State Farm Life and Accident Assurance Company ("SFLAAC"), which are wholly owned subsidiaries of SFMAIC, to sell variable annuity and variable life products. These entities are considered related parties to the Company. The Company ceased distribution of new variable annuities and variable life products for SFL and SFLAAC in 2008; however, the Company has continued to service these variable annuities and variable life products and receives distribution fees while these products remain in force.

The Company, Insurance Placement Services, Inc. ("IPSI"), and Jackson National Life Insurance Company ("JNL") have an agreement to sell and distribute variable life and annuities contracts issued by JNL. IPSI is a licensed insurance agency that is a wholly owned subsidiary of SFMAIC.

IPSI is considered a related party to the Company. The Company sells and services these products through its registered representatives.

2.   **Significant Accounting Policies**

The financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP). Significant accounting policies include:

a. Cash and cash equivalents represent highly liquid investments with original maturities of ninety days or less. Substantially all cash and cash equivalents are invested in a money market mutual fund.

b. Deposit with clearing broker represents an amount required to be placed in a deposit account by a contractual clearing agreement with Pershing and RBC to ensure continued services.

c. Certain costs incurred in connection with internal use of software projects are capitalized and amortized over their estimated useful lives (generally a five-year period) using the straight-line method. The capitalized cost and amortized amounts are as follows:

Intangible Assets - Software Development Costs

	As of December 31, 2024			
	Net Carrying Amount		Current Year Amortization	
Amortized intangible assets				
Software development costs	$	4,433,362	$	1,290,534
Total	$	4,433,362	$	1,290,534

d. Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier hierarchy is used to classify fair value measurements for disclosure purposes. The three-tier hierarchy of inputs is summarized in three broad levels as follows:

- Level 1 - Unadjusted published prices in active markets that are accessible to the Company for identical assets or liabilities.

- Level 2 - Inputs other than published prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include published prices for the identical instrument on an inactive market, published prices for similar instruments in active markets, interest rates, yield curves and credit spreads. For assets or liabilities with a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 - Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available. These inputs, based on the best information available in the circumstances, would include reasonably available information about the assumptions that a market participant would use in valuing the asset or liability and might include the Company's own data.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The company has no Level 3 investments in 2024.

2. **Significant Accounting Policies – continued**

The inputs used to measure the fair value of an asset or liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Assets measured at fair value on a recurring basis are summarized below:

Cash and cash equivalent				
Money Market	Level 1	Level 2	Level 3	Total 12/31/2024
Mutual Fund	$48,065,832	-	-	$48,065,832

Level 1 Measurements:

Level 1 assets include an actively traded money market mutual fund valued at published net asset value.

The Company recognizes transfers between levels at the end of the reporting period. There were no transfers between levels for 2024.

e. *Distribution Fees.* As of December 31, 2024, and December 31, 2023, receivables related to revenue from contracts with customers amounted to $4,175,671 and $3,607,407, respectively.

IRA fee revenue. The Company services a number of Investment Retirement Accounts (IRA) through its clearing broker, Pershing on a daily basis, and charges a fee annually to any accounts maintaining a balance below $150,000. As of December 31, 2024, and December 31, 2023, receivables for IRA fee revenue amounted to $4,002,191, and $4,356,573, respectively.

Deferred consideration from vendor and other liabilities. In 2022, Pershing provided the Company with $10 million to assist with RBC conversion costs. Per the guidance in ASC 705, the Company accounted for the $10 million from Pershing as deferred consideration from a vendor. The Company will recognize the $10 million as a contra-expense to clearing broker fees on a straight-line basis monthly over the life of the 7 year contract with Pershing. That recognition began in October 2022 which was the month of the first new brokerage account being opened on the Pershing brokerage platform. As of December 31, 2024, the Company currently has $6.8 million of deferred consideration from Pershing that will be recognized over the remaining life of the contract. In additon, the Company also has other liabilities for customer remediation activities and accruals for invoices payable.

2.   Significant Accounting Policies – continued

f.   The Company files a consolidated federal income tax return with the following companies:

State Farm Mutual Automobile Insurance Company
State Farm Fire and Casualty Company
State Farm General Insurance Company
State Farm Life Insurance Company
State Farm Life and Accident Assurance Company
State Farm Health Insurance Company
State Farm Lloyds
State Farm Indemnity Company
State Farm Guaranty Insurance Company
State Farm Florida Insurance Company
State Farm International Services, Inc.
State Farm Lloyds, Inc.
State Farm Investment Management Corp.
State Farm International Holding Company
Insurance Placement Services, Inc.
State Farm Realty Investment Company
Oglesby Reinsurance Company
Dover Bay Specialty Insurance Company
HiRoad Assurance Company
State Farm Classic Insurance Company
State Farm Specialty Insurance Company
GAINSCO, Inc.
MGA Insurance Company, Inc.
MGA Agency, Inc.
National Specialty Lines, Inc.
GAINSCO Auto Insurance Agency, Inc.
GAINSCO Service Corp.

The Company records federal tax accounts in accordance with the tax agreement with SFMAIC. The method of allocation for the federal current tax accounts, including deferred tax assets related to tax credit or loss carryovers ("tax attributes"), is based upon the Company's contribution to the consolidated tax liability, with current credit for losses. The method of allocation for the deferred tax accounts, excluding tax attributes but including any required valuation allowance, is based on the Company's contribution to the consolidated temporary difference for each item giving rise to a deferred tax asset or liability. Intercompany federal

2.   **Significant Accounting Policies – continued**

income tax balances are settled as follows: 1) intercompany federal income tax recoverables and payables which relate to the current tax year will be settled within ninety (90) days of the balance sheet date and within thirty (30) days of the due date of the consolidated federal tax return without and with extension; 2) any refunds of federal income tax will be settled within thirty (30) days of receipt of the refund; and 3) any payments of federal income tax due will be settled within thirty (30) days of payment of the tax due.

The Company allocates state income tax expense under the hypothetical separate company basis in consolidated or combined filings in accordance with the tax agreement with SFMAIC and affiliates. The agreement ensures each company in the group incurs tax expense based on its individual performance without regard to the performance of other affiliates in the filing.

Applying the separate entity approach, the realization of the state deferred tax assets considers all positive and negative evidence regarding separate entity future state taxable income in determining whether it is more likely than not that the state deferred tax asset will be realized as stated.

Significant uncertain tax positions are considered under a two-step approach which includes a recognition component based upon the merits of the technical position and a measurement component related to the recognized tax benefit. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB).

The Company recognizes income tax-related interest and penalties, if applicable, within the income tax provision. The Company has not recorded a UTB as of December 31, 2024. Management is not aware of any tax positions for which it is reasonably possible that the total amounts of UTB will significantly change in the next twelve months.

The Company files a federal consolidated income tax return with SFMAIC and its affiliates. The Company is subject to near continuous examination by the IRS. Tax years prior to 2013 are closed to further examination.

g.   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

h.   SFMAIC and its affiliates currently provide post-career benefits in the form of health care and life insurance. Eligible former employees, eligible former agents and their eligible dependents currently may participate in these plans. The Company is allocated a portion of the total post-career benefits provided by SFMAIC and its affiliates. The Company has no direct legal obligation for the benefits under the plan.

2. **Significant Accounting Policies – continued**

At December 31, 2024, the Company's share of the unfunded post-career benefit obligation attributable to the potential health care and life insurance benefits for post-career associates was $13,041,604. This is recognized as part of the Payable to affiliates in the Statements of Financial Condition.

i. The Company accounts for credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company assessed the impact of this accounting standard on receivable from clearing broker, receivables for distribution fees, and other assets and receivables. The Company has been receiving payments for these receivables from its counterparties on a timely basis, and continually reviews the credit quality of its counterparties and has not experienced a default. As of December 31, 2024, an allowance for credit losses on receivable from clearing broker, receivables for distribution fees, and other assets and receivables was not necessary.

3. **Income Taxes**

Deferred income taxes result from differences between the amount of assets and liabilities as measured for income tax return and for financial reporting purposes. The significant components of the deferred tax assets and liabilities at December 31, are as follows:

		2024
Deferred tax assets		
Agency deferred compensation	$	312,762
Accrued supplemental retirement benefit		794,140
Accrued PTO expense		696,596
Operating losses carried forward for state income taxes, net of federal benefit		12,006,783
Post retirement benefit		3,211,639
Incentives		465,295
Accrued self-insurance expense		196,944
Accrued worker's compensation		6,633
Receivable from clearing broker		1,671,057
National convention		602
Contingent legal settlement		92,348
Federal net operating loss		4,944,203
Gross DTAs		24,399,002
Less: Valuation allowance	$	12,854,864
Adjusted gross DTAs	$	11,544,138

3.   **Income Taxes – continued**

Deferred tax liabilities

Capitalized software costs	1,091,763
Assessment fee	373,991
Gross DTLs	1,465,754
Net DTAs (Adjusted gross DTAs less Gross DTLs)	$ 10,078,384

Change in Valuation Allowance

Balance at January 1, net of federal benefit	$ 13,132,983
Increase (decrease) in valuation allowance for operating losses carried forward for state income taxes	(278,119)
Balance at December 31, net of federal benefit	$ 12,854,864

The Company has determined that it is more likely than not that future sources of state taxable income will not be sufficient to realize all of the net state deferred tax asset. Therefore, as of December 31, 2024, the Company has recorded a valuation allowance for that portion of the state deferred tax asset, net of federal income taxes, of $12,854,864.

The Company has $23,543,823 of federal net operating loss carryforward with no expiration, and $230,888,230 of state net operating loss carryforwards that have expirations between 2025-2045.

4.   **Transactions with Affiliates**

As of December 31, 2024

Payable to SFMAIC for income taxes and general and administrative expenses	$ (14,995,427)
Payable to affiliates	(921,877)
Receivable from affiliates	1,497,521
Receivable from SFL for commissions	88,168
Receivable from SFLAAC for commissions	2,696
Receivable from parent	12

At December 31, 2024, the Company netted amounts due to and from SFMAIC for income taxes and allocated general and administrative expenses per the enterprise Master Service Agreement. Management has concluded that the right of offset exists and has elected to present these balances net in accordance with ASC 210-20. The Company also had Payables for commissions which includes commissions and incentives owed to registered representatives resulting from the sales of variable annuities, variable life products, third party mutual funds, small business retirement plans and 529 Savings Plans.

4.   **Transactions with Affiliates – continued**

The Company, SFL, SFLAA and IPSI share expenses for fees associated with FINRA registrations, licensing and annual assessments corresponding to the sales of variable annuities, variable life and third party mutual funds including small business retirement plans and 529 Savings Plans. As of December 31, 2024, the Company had a receivable from affiliates amount of $1,497,521 related to the expense reimbursement of SFL, SFLAA and IPSI portion of those FINRA fees.

The cost of Sales Administrative Specialist/Securities Principal ("SASSP") are included in these expenses which are allocated from SFMAIC. The SASSPs perform reviews of agents' work products and procedures to ensure regulatory compliance.

The Company, SFMAIC, and State Farm Indemnity Company ("SFIC") are parties to servicing agreements whereby SFMAIC and SFIC provide certain services and office space to the Company. The Company and these affiliates share certain administrative, occupancy, technology, advertising and marketing expenses. The allocation of these expenses is determined through time surveys, percentage of total revenues, full-time employee count and various other methods. The payable to SFMAIC is included in the accompanying Statement of Financial Condition as Payable to Affiliates, net which represents expense allocations net of reimbursement to the Company for the use of its Net Operating Loss ("NOL").

Given relationships with affiliates, the expenses allocated to the Company may not be reflective of the expenses that would have been incurred by the Company on a stand-alone basis. Amounts due to/from SFMAIC and affiliates settle monthly, however, the payable to SFMAIC for the agents' incentives and bonuses is settled once per year.

Further, the Company's income taxes are settled with SFMAIC as disclosed in Footnote 2f.

5.   **Indemnifications and Warranties**
In the ordinary course of its business, the Company has entered into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. The maximum exposure to the Company under these provisions is unknown as this would involve future claims that have not yet occurred. Pursuant to the terms of the agreements, the Company has the right to pursue collection or performance from its partners who do not perform under their contractual obligations. However, the Company has not had any material prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6.   **Securities and Exchange Commission Rule 15c3-3**
The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph (k)(2)(ii). In addition, the Company also conducts business activities that are contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 which are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Accordingly, the Company is not required to submit a computation for the determination of reserve requirements or information relating to possession or control requirements.

7.   Risk Disclosures

The Company's activities expose it to a variety of financial risks including, but not limited to, market risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance. The Company is exposed to market risk since a significant portion of its revenue is generated in the form of trailing fees by providing distribution services as a broker and dealer. This revenue is generally calculated as percentages of financial assets under administration which are subject to significant market fluctuation. Any decrease in the level of financial assets under administration could negatively impact revenue and total net income. Changes in bond, equity, derivative, or commodity prices, or in interest or foreign exchange rates could have a negative impact on the assets under administration and consequently revenue and total net income.

The Company is also exposed to capital management risk, as it is potentially dependent on capital infusion from SFL to maintain operations for itself. Such an infusion may be necessary if cash balances are insufficient, which is possible if revenue does not grow as expected and/or expenses are not appropriately managed. Revenue generation is dependent upon financial markets (market risk) as well as new sales, and expenses may be impacted by shareholder activity/retention.

The Company is exposed to regulatory dynamics in numerous ways, including expanding regulatory oversight and increasing regulations on the financial services industry; the introduction of new enforcement regulators; increased financial risk-based examinations; and the costs incurred in responding to regulatory inquiries, exams, etc. and staying abreast of regulatory changes and potential impacts.

8.   Regulatory Net Capital Requirement

Pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1(a)(2)(iv)"), the Company is required to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method, which requires minimum net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness. At December 31, 2024, the Company had net capital of $30,667,506 which was $29,245,461 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital is 0.70 to 1, which is below the maximum allowable ratio of 15 to 1.

9.   Contingencies

In the normal course of business, the Company is involved, from time to time, in legal proceedings, arbitration and regulatory investigations, actions and inquiries that are incidental to its operations. The Company accrues potential losses for these matters when it is both probable and reasonably estimable. The aggregate accrued liability may be adjusted from time to time to reflect any relevant developments. Actual results may vary. While the outcome of these matters are inherently uncertain, the Company believes the established liabilities at December 31, 2024 are adequate. The Company believes that the resolution of these matters will not have a material adverse effect on the Company's financial condition.

Pursuant to an agreement between the Company and a clearing broker-dealer, the Company would be required to pay a termination fee in the event either party terminates the agreement within 7 years of the first account being opened. The first account was opened in October 2022. The amount of the termination fee is as follows:

9.   **Contingencies – continued**

Delivery Date of Notice of Termination	Termination Fee
In year 1	$16,500,000
In year 2	$13,000,000
In year 3	$10,000,000
In year 4	$7,000,000
In year 5	$4,500,000
In year 6	$3,000,000
In year 7	$2,500,000

10.   **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which generates a majority of its revenues from fees and commissions earned from investment advisory and securities brokerage services. The Company has identified its Financial and Operations Principal as the chief operating decision maker ("CODM"), who uses pre-tax income, in order to evaluate segment performance, develop strategy and allocate resources. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to ensure capital adequacy. Excess net capital is measured in accordance with SEC Rule 15c3-1 (see Note 8). The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Segment asset balances are presented in the statement of financial condition.

11.   **Subsequent Events**

Management has evaluated subsequent events for recognition or disclosure through February 27, 2025, the date these financial statements were available for issuance, and determined there were no other subsequent events that required disclosure.



State Farm
Bloomington, IL   CS43234